SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

UBS Health Sciences Fund, L.L.C.
(Name of Issuer)

UBS Health Sciences Fund, L.L.C.
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

James J. Dwyer, Esq.
UBS Financial Services Inc.
1285 Avenue of the Americas
New York, New York 10019
(212) 713-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Stuart H. Coleman, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400

November 21, 2006
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $25,000,000 (a)	Amount of Filing Fee: $2,675 (b)

(a)	Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)	Calculated 0.0107% of the Transaction Valuation.
[x]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$ 300.01 Schedule TO, Registration No. 005-61757 UBS Health Sciences Fund, L.L.C. November 22,2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

|X| issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a tender offer by UBS Health Sciences Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), to purchase limited liability company interests (the "Interests"). Subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal (attached as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively), the Fund will purchase up to $25,000,000 in Interests that are tendered and not withdrawn prior to 12:00 midnight, New York time, on December 20, 2006, subject to any extensions of the Offer to Purchase. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.

ITEM 3.     Identity and Background of Filing Person.

                      (a)     The name of the filing person is UBS Health Sciences Fund, L.L.C. The Fund's principal executive office is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. The investment adviser of the Fund is UBS Fund Advisor, L.L.C. (the "Adviser"). The principal executive office of the Adviser is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. The Fund's Directors are Meyer Feldberg, George W. Gowen and Stephen H. Penman. Their address is c/o UBS Financial Services Inc., attention: UBS Alternative Investments US, at 1285 Avenue of the Americas, New York, New York 10019.

ITEM 10.      Financial Statements.

                     (a)(1)     Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to investors pursuant to Rule 30b1-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the year ended December 31, 2004, previously filed on Form N-CSR on March 10, 2005;

Audited financial statements for the year ended December 31, 2005, previously filed on Form N-CSR on March 9 2006; and

Unaudited financial statements for the six month period ended June 30, 2006 previously filed on Form N-CSR on September 7, 2006

                     (2)     The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

                     (3)     Not Applicable.

                     (4)     The Fund does not have shares, and consequently does not have book value per share information.

                     (c)     The Fund's assets will be reduced by the amount of the tendered Interests. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 12.     Exhibits.

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)(1)	Credit Agreement, dated July 2, 2004, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US (previously filed as Exhibit (b) to the Fund's Tender Offer Statement on Schedule TO filed with the Commission on November 23, 2004 and incorporated herein by reference).

(b)(2)	First Amendment to Credit Agreement, dated December 16, 2004, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US (previously filed as Exhibit (b)(2) to the Fund's Tender Offer Statement on Schedule TO filed with the Commission on May 25, 2005 and incorporated herein by reference).

(b)(3)	Second Amendment to Credit Agreement, dated January 3, 2005, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US (previously filed as Exhibit (b)(3) to the Fund's Tender Offer Statement on Schedule TO filed with the Commission on May 25, 2005 and incorporated herein by reference).

(b)(4)	Third Amendment to Credit Agreement, dated January 12, 2005, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US (previously filed as Exhibit (b)(4) to the Fund's Tender Offer Statement on Schedule TO filed with the Commission on May 25, 2005 and incorporated herein by reference).

(b)(5)	Fourth Amendment to Credit Agreement, dated June 20, 2005, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US (previously filed as Exhibit (b)(5) to the Fund's Tender Offer Statement on Schedule TO filed with the Commission on November 22, 2005 and incorporated herein by reference).

(b)(6)	Fifth Amendment to the Credit Agreement, dated January 5, 2006, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US (previously filed as Exhibit (b)(6) to the Fund's Tender Offer Statement on Schedule TO filed with the Commission on May 25, 2006 and incorporated herein by reference).

(b)(7)	Sixth Amendment to the Credit Agreement, dated June 30, 2006, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US.

(c)-(h)	Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UBS HEALTH SCIENCES FUND, L.L.C.

By:	UBS Fund Advisor, L.L.C. Authorized Signatory

By:	/s/ James J. Dwyer, Esq. Name: James J. Dwyer, Esq. Title: Authorized Signatory

November 21, 2006

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(b)(1)	Credit Agreement, dated July 2, 2004, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US (previously filed as Exhibit (b) to the Fund's Tender Offer Statement on Schedule TO filed with the Commission on November 23, 2004 and incorporated herein by reference).

(b)(2)	First Amendment to Credit Agreement, dated December 16, 2004, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US (previously filed as Exhibit (b)(2) to the Fund's Tender Offer Statement on Schedule TO filed with the Commission on May 25, 2005 and incorporated herein by reference).

(b)(3)	Second Amendment to Credit Agreement, dated January 3, 2005, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US (previously filed as Exhibit (b)(3) to the Fund's Tender Offer Statement on Schedule TO filed with the Commission on May 25, 2005 and incorporated herein by reference).

(b)(4)	Third Amendment to Credit Agreement, dated January 12, 2005, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US (previously filed as Exhibit (b)(4) to the Fund's Tender Offer Statement on Schedule TO filed with the Commission on May 25, 2005 and incorporated herein by reference).

(b)(5)	Fourth Amendment to Credit Agreement, dated June 20, 2005, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US (previously filed as Exhibit (b)(5) to the Fund's Tender Offer Statement on Schedule TO filed with the Commission on November 22, 2005 and incorporated herein by reference).

(b)(6)	Fifth Amendment to the Credit Agreement, dated January 5, 2006, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US (previously filed as Exhibit (b)(6) to the Fund's Tender Offer Statement on Schedule TO filed with the Commission on May 25, 2006 and incorporated herein by reference).

(b)(7)	Sixth Amendment to the Credit Agreement, dated June 30, 2006, among Harris Trust and Savings Bank, the Fund and several other funds in the UBS Alternative Investments US.